

SEC **08033128** ISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 2 6 2008

Washington, DC
101

SEC FILE NUMBER
8- 67669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/07___ AND ENDING ___09/30/08___

  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSENSUS SECURITIES, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

73 NEWBURY STREET

(No. and Street)

BOSTON   MA   02116

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL O'HARA   (617) 437-6500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC

(Name – *if individual, state last, first, middle name*)

PMB 271, 44 NASHUA RD, STE 15   LONDONDERRY   NH   03053

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

⅃ DEC 1 0 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __MICHAEL O'HARA__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CONSENSUS SECURITIES, LLC__ , as of __SEPTEMBER 30__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JEAN RONALD RENE
Notary Public
Commonwealth of Massachusetts
My Commission Expires December 19, 2014

_____
Signature

MANAGER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONSENSUS SECURITIES, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

BRACE & ASSOCIATES, PLLC
Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15   LONDONDERRY, NH 03053-3450   TEL. (603) 889-4243
                                                                          FAX (603) 882-7371

Independent Auditor's Report

To the Members' of
Consensus Securities, LLC
Boston, MA

I have audited the accompanying statement of financial condition of Consensus Securities, LLC as of September 30, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consensus Securities, LLC as of September 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
November 18, 2008

CONSENUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$	18,515
Prepaid expenses		881
	$	19,396

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$	5,000
		5,000
Member's equity		14,396
	$	19,396

CONSENSUS SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2008

Revenues:		
Fee income	$	-
Interest income		595
Other income		3
		598
Expenses:		
Employee compensation and benefits	$	55,728
Professional fees		89,461
Occupancy		18,959
Other expenses		14,801
		178,949
Net income (loss)	$	(178,351)

CONSENSUS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2008

Member's equity at beginning of year	$ 38,456
Member's contributions during the year	154,291
Net income (loss)	(178,351)
Member's equity at end of year	$ 14,396

CONSENSUS SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2008

Cash flows from operating activities:			
Net income (loss)			$ (178,351)
Adjustments to reconcile net loss			
to net cash used by operating activities:			
(Increase) decrease in operating assets:			
Increase in prepaid expenses		$ (881)	
Increase (decrease) in operating liabilites:			
Increase in accounts payable, accrued expenses		5,000	
Total adjustments			4,119
Net cash provided by operating activities			(174,232)
Cash flows from investing activities:			
Member's contributions			154,291
Cash flows from financing activities:			
None			-
Net increase in cash			(19,941)
Cash at beginning of the year			38,456
Cash at end of the year			$ 18,515

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

CONSENSUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on May 25, 2007 as a Massachusetts Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the members' liability is limited to their investment. It was founded to provide specialized capital raising and investment banking advisory services to mid-sized companies. The term of the company is for 40 years, terminating in May 2047, unless terminated earlier.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the members' are not liable for the debts of the Company.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending upon the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1 was $13,515 at September 30, 2008, which exceeded required net capital of $5,000 by $8,515. The ratio of aggregate indebtedness to net capital at September 30, 2008 was 37.0%.

NOTE 3- INCOME TAXES

The Company is considered a disregarded entity for tax purposes and therefore is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the member's income tax returns.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company shares office space and utilizes the office supplies, furniture, equipment and employees of its member, Consensus Advisors, LLC. The member considers payment of these expenses on the Company's behalf to be capital contributions from the member. During the year ended September 30, 2008 the member paid $55,728 for salaries and benefits, $8,898 for travel expenses, $7,199 for rent, $11,760 for utilities and $70,707 for professional fees on the Company's behalf for a total of $154, 291 in capital contributions. As of September 30, 2008, no amount was due to or from this related party.

CONSENSUS SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2008

CONSENSUS SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2008

Total ownership equity from statement of financial condition	$	14,396
Total nonallowable assets from statement of financial condition		(881)
Net capital before haircuts on securities positions		13,515
Haircuts on securities		-
Net capital	$	13,515
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	5,000
Total aggregate indebtedness	$	5,000
Percentage of aggregate indebtedness to net capital		37.0%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	333
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	8,515
Excess net capital at 1000%	$	13,015

CONSENSUS SECURITIES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT SEPTEMBER 30, 2008

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA PERIOD ENDED September 30, 2008	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT September 30, 2008
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 11,396	$ 3,000	$ 14,396
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	881		
Haircuts on securities	-	-	881
Total deductions	881	-	881
Net capital	$ 10,515	$ 3,000	$ 13,515

SCHEDULE II

CONSENSUS SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3

SEPTEMBER 30, 2008

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

CONSENSUS SECURITIES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2008

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

CONSENSUS SECURITIES, LLC

**COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

SEPTEMBER 30, 2008

Consensus Securities, LLC, is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

Members' of
Consensus Securities, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Consensus Securities, LLC (the Company), for the year ended September 30, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Consensus Securities, LLC for the year ended September 30, 2008 and this report does not affect my report thereon dated November 18, 2008.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
November 18, 2008

BRACE & ASSOCIATES, PLLC
Certified Public Accountant

END